UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          OSI Restaurant Partners, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67104A101
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2006
 -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)
                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      67104A101              SCHEDULE 13D         PAGE 2 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      ----------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      -0-
  OWNED BY            ----------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      ----------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             -0-
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       67104A101             SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      ----------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      -0-
  OWNED BY            ----------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-

                      ----------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            -0-
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      67104A101              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------------                             ---------------------


The Schedule 13D filed on June 5, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of OSI Restaurant Partners, Inc. (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate no Shares, constituting 0% of the Shares outstanding.

      (b) By virtue of beneficially owning no Shares, the Reporting Persons have the power to vote or direct the voting, and to dispose or direct the disposition, of no Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the initial filing of the Schedule 13D, each of which was effected on the open market.


Jolly Roger Fund LP

        Trade Date        Shares Purchased (Sold)       Price per Share ($)
        ----------        -----------------------       -------------------
        06/13/2006                   5,100                   40.00
        06/13/2006                  42,800                   40.00
        07/27/2006                (166,800)                  28.53
        07/27/2006                 (50,000)                  29.37

Jolly Roger Offshore Fund LTD

        Trade Date        Shares Purchased (Sold)       Price per Share ($)
        ----------        -----------------------       -------------------
        07/27/2006                 (50,000)                  29.37
        07/27/2006                (253,200)                  28.53
        07/28/2006                (210,000)                  28.01
        08/03/2006                 (55,200)                  28.60
        08/03/2006                (274,100)                  28.51
        08/08/2006                (200,000)                  28.13
        08/09/2006                (100,000)                  28.00
        08/10/2006                (144,400)                  27.59
        08/10/2006                (262,500)                  27.72
        08/11/2006                (269,000)                  27.83
        08/14/2006                (150,000)                  28.08
        08/14/2006                 (50,000)                  28.27


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

Item 6 of the Schedule 13D is hereby amended and restated as follows:

As set forth below, Jolly Roger Fund LP sold the following put options on the open market:

Date of Sale      Shares            Exercise Price   Expiration Date            Sale Price
                  Underlying        per Share ($)                               per Option
                  Options                                                          ($)
---------------------------------------------------------------------------------------------
6/13/2006         47,900            40.00            6/17/2006                  4.99

As set forth below, Jolly Roger Offshore Fund LTD purchased the following put options on the open market:

Date of           Shares            Exercise Price   Expiration Date            Purchase Price
Purchase          Underlying        per Share ($)                               per Option
                  Options                                                          ($)
---------------------------------------------------------------------------------------------
6/13/2006         47,900            40.00            6/17/2006                  5.01

As set forth below, Jolly Roger Activist Portfolio Company LTD sold the following call options on the open market:

Date of Sale     Shares             Exercise Price   Expiration Date            Sale Price
                 Underlying         per Share ($)                               per Option
                 Options                                                           ($)
---------------------------------------------------------------------------------------------
6/14/2006         32,000            35.00              6/17/2006                .64
6/14/2006         5,000             35.00              6/17/2006                .65

As set forth below, Mint Master Fund LTD sold the following call options on the open market:

Date of Sale      Shares            Exercise Price    Expiration Date           Sale Price
                  Underlying        per Share ($)                               per Option
                  Options                                                            ($)
---------------------------------------------------------------------------------------------
6/14/2006         63,000            35.00              6/17/2006                .64

---------------------------                                 -------------------
CUSIP NO.      67104A101             SCHEDULE 13D           PAGE 5 OF 5 PAGES
---------------------------                                 -------------------


                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 12, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.